December 6, 2005
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Argon ST, Inc.
Registration Statement on Form S-3
SEC File No. 333-128211
Ladies and Gentlemen:
The following information with respect to the distribution of the preliminary prospectus, dated November 18, 2005, is furnished pursuant to Rule 460 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-128211) initially filed by Argon ST, Inc. with the Commission on September 9, 2005, as amended.
The number of preliminary prospectuses dated November 18, 2005 distributed between November 18, 2005 and December 6, 2005 is as follows:

No. of Copies dated
November 18, 2005
To Prospective Underwriters	0
To Institutions	2,331
To Individuals and Others	4,710

Total	7,041

In connection with the preliminary prospectus distribution for the above-mentioned issue, the underwriters confirm that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,
FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
          As representative of the several underwriters
By: /s/ James R. Kleeblatt
Name: James R. Kleeblatt
Title: Senior Managing Director